Exhibit 99.1

News Release

For immediate release
Calgary, Alberta
April 20, 2011

TSX: OPC

OPTI Canada to Host First Quarter 2011 Results Conference Call and
2011 Annual Shareholder Meeting on April 27, 2011

FIRST QUARTER 2011 RESULTS CONFERENCE CALL

OPTI Canada Inc. (OPTI) announced today that it will conduct a conference call at 6:30 a.m. Mountain Time (8:30 a.m. Eastern Time) on Wednesday, April 27, 2011 to review the Company’s first quarter 2011 financial and operating results. Chris Slubicki, President and Chief Executive Officer, and Travis Beatty, Vice President, Finance and Chief Financial Officer, will host the call. To participate in the conference call, dial:

(888) 231 - 8191	(North American Toll-Free)
(647) 427 - 7450	(Alternate)

Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.

A replay of the call will be available until May 11, 2011, inclusive. To access the replay, call (416) 849-0833 or (800) 642-1687 and enter passcode 56019994.

This call will also be webcast, and can be accessed on OPTI Canada's website (www.opticanada.com) under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for a period of 30 days and may alternatively be accessed at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3459500.

ANNUAL SHAREHOLDER MEETING

The OPTI Canada Annual General Meeting of Shareholders (AGM) will be held on Wednesday, April 27, 2011 at 9:00 a.m. Mountain Time. The event will take place at the Metropolitan Conference Centre at 333 Fourth Avenue S.W. in Calgary, Alberta.

The Company will provide a corporate update immediately after the formal proceedings of the AGM. The webcast can be accessed on OPTI Canada’s website (www.opticanada.com) under “Presentations and Webcasts” in the “For Investors” section. The webcast will be available for a period of 90 days and may alternatively be accessed at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3419680.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, plans for approximately 72,000 barrels per day (bbl/d), on a 100 percent basis, of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

Additional information relating to our Company, including our Annual Information Form, can be found at www.sedar.com.

For further information please contact:

Krista Ostapovich, Investor Relations	OPTI Canada Inc.
(403) 218-4705	Suite 1600, 555 – 4th Avenue SW
ir@opticanada.com	Calgary, Alberta, Canada T2P 3E7
(403) 249-9425